SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ______)*

Nkarta, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

65487U 108

(CUSIP Number)

Richard D. Van Doren

Samsara BioCapital GP, LLC

628 Middlefield Road

Palo Alto, CA 94301

(650) 285-4270

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Samsara BioCapital, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,034,703 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,034,703 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,034,703 shares(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 6.3%(3)
14.	Type of Reporting Person (see instructions) PN

(1)         This Schedule 13D is filed by Samsara BioCapital, L.P. (“Samsara LP”).  Samsara BioCapital GP, LLC (“Samsara GP” and together with Samsara LP, the “Reporting Entitles”) is the sole general partner of Samsara LP. Srinivas Akkaraju (the “Managing General Partner” and together with the Reporting Entities, the “Reporting Persons”) is a Managing Member of Samsara GP.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Samsara LP is the record owner of 2,034,703 shares of Common Stock (“Samsara LP Shares”).  As the sole general partner of Samsara LP, Samsara GP may be deemed to own beneficially the Samsara LP Shares.  As a managing member of Samsara GP, the Managing General Partner also may be deemed to own beneficially the Samsara LP Shares.

(3)         The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 32,527,537 shares of Common Stock outstanding of Nkarta, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on July 13, 2020.

1.	Name of Reporting Persons Samsara BioCapital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware Limited Liability Company
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,034,703 shares (2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,034,703 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,034,703 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 6.3% (3)
14.	Type of Reporting Person (see instructions) OO

(1)         This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Samsara LP is the record owner of 2,034,703 shares of Common Stock (“Samsara LP Shares”).  As the sole general partner of Samsara LP, Samsara GP may be deemed to own beneficially the Samsara LP Shares.  As a managing member of Samsara GP, the Managing General Partner also may be deemed to own beneficially the Samsara LP Shares.

(3)        The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 32,527,537 shares of Common Stock outstanding of Nkarta, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on July 13, 2020.

1.	Name of Reporting Persons Srinivas Akkaraju, MD, PhD
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,034,703 shares (2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,034,703 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,034,703 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 6.3% (3)
14.	Type of Reporting Person (see instructions) IN

(1)         This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Samsara LP is the record owner of 2,034,703 shares of Common Stock (“Samsara LP Shares”).  As the sole general partner of Samsara LP, Samsara GP may be deemed to own beneficially the Samsara LP Shares.  As a managing member of Samsara GP, the Managing General Partner also may be deemed to own beneficially the Samsara LP Shares.

(3)        The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 32,527,537 shares of Common Stock outstanding of Nkarta, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on July 13, 2020.

Item 1.                                 Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value (the “Common Stock”) of Nkarta, Inc., a Delaware corporation (the “Issuer”), having its principal executive office at 6000 Shoreline Court, Suite 102, South San Francisco, CA  94080.

Item 2.                                 Identity and Background.

This statement is being filed by Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP” and together with Samsara LP, the “Reporting Entities”) and Srinivas “Srini” Akkaraju, MD, PhD (the “Managing General Partner”).  The Reporting Entities and the Managing General Partner are collectively referred to as the “Reporting Persons”.

The address of the principal business office of the Reporting Persons is Samsara BioCapital GP, LLC, 628 Middlefield Road, Palo Alto, CA 94301.

The principal business of Samsara LP is to make, hold and dispose of equity and equity related investments, principally in healthcare, medical devise and life sciences companies.  The principal business of Samsara GP is to act as the sole general partner of Samsara LP.  The principal business of the Managing General Partner is to manage the Reporting Entities.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Samsara LP is a limited partnership organized under the laws of the State of Delaware.  Samsara GP is a limited liability company organized under the law of the State of Delaware.  The Managing General Partner is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Between August 2019 to October 2019 Samsara LP purchased an aggregate of 2,571,660 shares of  Series B Convertible Preferred Stock of the Issuer for an aggregate purchase price of $6,118,879.23.  In July 2020, Samsara LP purchased an additional 3,312,299 shares of Series B Convertible Preferred Stock of the Issuer for an aggregate purchase price of $7,881,118.63. On July 1, 2020, the Issuer effected a 1-for-3.7 reverse stock split. Following this reverse stock split, Samsara LP held a total of 1,590,259 shares of Series B Convertible Preferred Stock.  Each share of Series B Convertible Preferred Stock converted automatically into one share of Common Stock upon the completion of the Issuer’s IPO.

Samsara LP purchased 444,444 additional shares of Common Stock from the underwriters at $18.00 per share for an aggregate purchase price of $8 million pursuant to the provisions of the Underwriting Agreement among the Issuer and the several underwriters for the IPO.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 2,034,703 shares of Common Stock.

The funds used by the Reporting Entities to acquire the Samsara LP Shares described herein was from working capital.

Item 4.                                 Purpose of Transaction.

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer.  Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time.  Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.         Interest in Securities of the Issuer

(a) — (b). The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of July 13, 2020:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Samsara LP (1)	2,034,703	0	2,034,703	0	2,034,703	2,034,703	6.3%
Samsara GP (1)	0	0	2,034,703	0	2,034,703	2,034,703	6.3%
Managing GP (1)	0	0	2,034,703	0	2,034,703	2,034,703	6.3%

(1)         Samsara LP is the record owner of 2,034,703 shares of Common Stock (“Samsara LP Shares”).  As the sole general partner of Samsara LP, Samsara GP may be deemed to own beneficially the Samsara LP Shares.  As a managing member of Samsara GP, the Managing General Partner may also be deemed to own beneficially the Samsara LP Shares.

(2)         Each of the Reporting Persons may be deemed to own beneficially 6.3% of the Issuer’s Common Stock, which percentage is calculated based on the 32,527,537 shares of Common Stock outstanding of Issuer, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the SEC on July 13, 2020.

(c)          Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, share beneficially owned by any of the Reporting Persons.

(e)          Not Applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights

Pursuant to the terms of an Investors’ Rights Agreement with the Issuer dated August 27, 2019, certain holders of the Issuer’s common stock, including the Reporting Persons, are entitled to rights with respect to the registration of their shares of Common Stock (the “registerable securities”) under the Securities Act of 1933, as amended. Beginning 180 days after the completion of the IPO, the holders of a majority of the then-outstanding registrable securities have demand rights to request the registration on Form S-1 of their registrable securities, provided the anticipated aggregate offering price, net of selling expenses, would exceed $5.0 million. In addition, the holders of a majority of the then-outstanding registrable securities can request that the Issuer register all or part of their shares on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered, net of selling expenses, is at least $1.0 million. The stockholders may only require two registration statements on Form S-3 in a 12-month period. If the Issuer registers any of its securities for public sale, holders of then-outstanding registrable securities or their permitted transferees will have the right to include their registrable securities in such registration statement, subject to certain exclusions. All of these registration rights will expire, with respect to any particular holder, on the earliest to occur of (a) five years following the completion of the Issuer’s IPO, (b) at such time that all of the holder’s registrable securities can be sold without limitation in any ninety-day period without registration in compliance with Rule 144 or a similar exemption or (c) the closing of a deemed liquidation event, as defined in the Issuer’s certificate of incorporation.

Lock-Up Agreements

The Issuer, its directors and officers, and the holders of substantially of its outstanding securities, including the Reporting Persons, entered into lock-up agreements, pursuant to which they agreed with the underwriters that, for a period of 180 days following the date of the prospectus in connection with the IPO, subject to certain exceptions, they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of the Issuer’s shares of Common Stock, or any options or warrants to purchase any shares of its Common Stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of its Common Stock.

The foregoing descriptions of the terms of the Investors’ Rights Agreement and the lock-up agreement are not complete and are qualified in their entirety by reference to the text of the Investors’ Rights Agreement and form of lock-up agreement, which are filed herewith as Exhibits B and C, respectively, and incorporated herein by reference.

Other than as described in this Item 6, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power of the securities of the Issuer.

Item 7.                                 Material to Be Filed as Exhibits.

A.                                    Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.                                    Amended and Restated Investors’ Rights Agreement, dated as of August 27, 2019 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-239301), filed with the SEC on July 8, 2020).

C.                                    Form of Lock-up Agreement (incorporated by reference to Exhibit I of Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-239301), filed with the SEC on July 8, 2020).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 2020	SAMSARA BIOCAPITAL, L.P.
By: Samsara BioCapital GP, LLC
Its: General Partner

/s/ Srinivas Akkaraju
Srinivas Akkaraju

Managing Member

SAMSARA BIOCAPITAL GP, LLC

/s/ Srinivas Akkaraju
Srinivas Akkaraju

Managing Member

SRINIVAS AKKARAJU

/s/ Srinivas Akkaraju

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Nkarta, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: July 22, 2020	SAMSARA BIOCAPITAL, L.P.
By: Samsara BioCapital GP, LLC
Its: General Partner

/s/ Srinivas Akkaraju
Srinivas Akkaraju

Managing Member

SAMSARA BIOCAPITAL GP, LLC

/s/ Srinivas Akkaraju
Srinivas Akkaraju

Managing Member

SRINIVAS AKKARAJU

/s/ Srinivas Akkaraju